

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Via E-mail
Patrick Hyndman
Interim Delegate General of Québec in New York
Québec Government House
One Rockefeller Plaza – 26th Floor
New York, New York 10020-2102

> **Re:** **Québec**
> **Registration Statement under Schedule B**
> **Filed December 9, 2014**
> **File No. 333-200812**
>
> **Form 18-K for Fiscal Year Ended March 31, 2014**
> **Filed August 22, 2014, as amended August 25, 2014, September 22, 2014,**
> **October 16, 2014, October 27, 2014, November 24, 2014, December 5, 2014,**
> **December 19, 2014**
> **File No. 002-86339**

Dear Mr. Hyndman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

2.   Please update the information incorporated by reference to specifically include the previously filed excerpts from the 2014-2015 Québec Budget. Also, specifically incorporate each Form 18-K and amendment, and disclose the related filing dates.

Where You Can Find More Information, page 3

3.   Please refer to the contact information that you provide for Québec on page 2. Please revise to include a toll-free telephone number or advise.

Part II

4.   We note that you filed legal opinions in amendment no. 3 to the Form 18-K for the fiscal year ended March 31, 2014. In connection with future takedowns, please file legal opinions that are not directed to the underwriters and do not limit reliance on the opinions to the underwriters. Investors must be able to rely on the filed legal opinions. Further, to the extent that counsel files a short form tax opinion, the filed legal opinion should confirm that the disclosure in the registration statement is counsel's opinion.

Annual Report on Form 18-K

Exhibit 99.1

General

5.   We note your disclosure on page 1 that the "delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date." As this statement appears to be inconsistent when a prospectus incorporates a Form 18-K by reference, please revise accordingly or advise.

Native Peoples, page 9

6.   We note your disclosure throughout this section that Québec intends to contest various claims. To the extent applicable, please update your disclosure regarding pending litigation to provide the most recent data available.

Energy, page 18

7.   We note you disclose the percentage of total electricity produced in Québec that was exported to the United States in 2011 and 2012. Please revise to update or advise.

Exports and Imports, page 18

8.   Please revise to provide greater disclosure regarding the services that Québec imports and exports. In addition, please also expand your disclosure in the Overview section on page 7 to provide more information regarding the service sector.

Government Finances, page 23

2014-2015 Forecast – Budget 2014-2015, page 27

9.   We note your disclosure that the profits of Government enterprises are budgeted at $5,105 million in 2014-2015, a decrease of 6.2% from 2013-2014. Please revise your disclosure to explain this forecasted decrease.

Government Enterprises and Agencies, page 38

Enterprises Included in the Government's Reporting Entity, page 40

10.   For comparative purposes, please disclose the dividend received by the Government from Loto-Québec and the SAQ in Fiscal 2013.

11.   We note your disclosure that as of March 31, 2013, the total assets of the four Innovatech corporations were $72 million. Please revise to update or advise.

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney

cc: Robert E. Buckholz
        Sullivan & Cromwell LLP
        Via E-mail